UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2014

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐              Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                     .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 29, 2014	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation

1800 - 200 Burrard St.

Vancouver, BC Canada V6C 3M1

Investor Relations: (604) 661-2600

http://www.methanex.com

For immediate release

METHANEX REPORTS RECORD RESULTS

JANUARY 29, 2014

For the fourth quarter of 2013, Methanex reported Adjusted EBITDA1 of $245 million and Adjusted net income1 of $167 million ($1.72 per share on a diluted basis1). This compares with Adjusted EBITDA1 of $184 million and Adjusted net income1 of $117 million ($1.22 per share on a diluted basis1) for the third quarter of 2013. For the year ended December 31, 2013, Methanex reported Adjusted EBITDA1 of $736 million and Adjusted net income of $471 million ($4.88 per share on a diluted basis1). This compares with Adjusted EBITDA1 of $429 million and Adjusted net income of $180 million ($1.90 per share on a diluted basis1) for the year ended December 31, 2012.

John Floren, President and CEO of Methanex commented, “Demand remained healthy in the fourth quarter, driving methanol pricing higher amidst industry supply constraints. Increased production from our plants in New Zealand and Chile, together with strong methanol pricing, contributed to robust EBITDA and earnings results. We are pleased to report that 2013 Adjusted net income and annual sales volume were the highest in the Company’s history.”

Mr. Floren added, “2014 will be an exciting time for our business. We recently added one million tonnes of operating capacity through the growth projects completed in New Zealand and Medicine Hat. We continue to progress our Geismar relocation projects and all of the major equipment pieces for Geismar 1 are now on site in Louisiana. We are targeting to be producing methanol from Geismar 1 in late 2014 and from Geismar 2 in early 2016. These key projects support the 3 million tonne increase in our operating capacity to 8 million tonnes by 2016, a time when new market supply is expected to be limited.”

Mr. Floren concluded, “With over $700 million of cash on hand, an undrawn credit facility, robust balance sheet, and strong cash flow generation, we are well positioned to deliver on our growth projects, continue to grow our business and deliver on our commitment to return excess cash to shareholders.”

A conference call is scheduled for January 30, 2014 at 12:00 noon ET (9:00 am PT) to review these fourth quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-2218, or toll free at (866) 226-1793. A playback version of the conference call will be available until February 20, 2014 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 4459948. Presentation slides summarizing Q4-13 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. The webcast will be available on the website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”.

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2013 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Fourth Quarter 2013 Management’s Discussion and Analysis for more information.

[1]	Adjusted EBITDA, Adjusted net income and Adjusted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 of the attached Interim Report for the three months ended December 31, 2013 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 2

4	Interim Report for the Three Months Ended December 31, 2013

Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars

CIBC Mellon Trust Company

320 Bay Street

Toronto, Ontario Canada M5H 4A6

Toll free in North America:  1-800-387-0825

Investor Information

All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information

Methanex Investor Relations

1800 - 200 Burrard Street

Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com

Methanex Toll-Free: 1-800-661-8851

At January 29, 2014 the Company had 96,156,491 common shares issued and outstanding and stock options exercisable for 1,737,606 additional common shares.

FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income[1] and the calculation of Adjusted net income per common share[1] is as follows:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions except number of shares and per share amounts)	2013	2013	2012	2013	2012
Net income (loss) attributable to Methanex shareholders	$128	$87	$(140)	$329	$(68)
Mark-to-market impact of share-based compensation, net of tax	34	30	8	101	14
Write-off of oil and gas rights, net of tax	5	—	—	19	—
Geismar project relocation expenses, net of tax	—	—	—	22	41
Asset impairment charge, net of tax	—	—	193	—	193

Adjusted net income [1]	$167	$117	$61	$471	$180

Diluted weighted average shares outstanding (millions)	97	97	94	96	94
Adjusted net income per common share [1]	$1.72	$1.22	$0.64	$4.88	$1.90

•	We recorded Adjusted EBITDA[1] of $245 million for the fourth quarter of 2013 compared with $184 million for the third quarter of 2013. The increase in Adjusted EBITDA[1] was primarily due to an increase in our average realized price to $493 per tonne for the fourth quarter of 2013 from $438 per tonne for the third quarter of 2013 and an increase in sales of Methanex-produced methanol.

•	Production for the fourth quarter of 2013 was 1,194,000 tonnes compared with 1,035,000 tonnes for the third quarter of 2013. Refer to the Production Summary section on page 3.

•	Sales of Methanex-produced methanol were 1,190,000 tonnes in the fourth quarter of 2013 compared with 1,045,000 in the third quarter of 2013.

•	During the fourth quarter of 2013, we completed a planned major refurbishment at the Motunui 2 facility. Our New Zealand operations are now capable of producing at the site’s full annual production capacity of up to 2.4 million tonnes, depending on natural gas composition.

•	We continue to progress our Geismar relocation projects and during the fourth quarter we reached an important milestone with all of the major equipment pieces for Geismar 1 now on site in Louisiana. We are targeting to be producing methanol from Geismar 1 in late 2014 and from Geismar 2 in early 2016.

•	In December 2013, we completed an agreement to sell a 10% equity interest in the Methanex Egypt facility for $110 million. As we retained control of the entity, the $62.9 million gain realized on the sale has been recognized as an increase in shareholders’ equity.

•	During the fourth quarter of 2013, we paid a $0.20 per share dividend to shareholders for a total of $19 million.

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Fourth Quarter 2013 Management’s Discussion and Analysis (“MD&A”) dated January 29, 2014 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended December 31, 2013 as well as the 2012 Annual Consolidated Financial Statements and MD&A included in the Methanex 2012 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2012 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Effective January 1, 2013, we adopted new IFRS standards related to consolidation and joint arrangement accounting. Under these new standards, our 63.1% interest in the Atlas entity, which was previously proportionately consolidated in our financial statements, is accounted for using the equity method. This change has been applied retrospectively. As a result, amounts related to Atlas are no longer included in individual line items in our consolidated financial statements and the net assets and net earnings are presented separately. For purposes of analyzing our consolidated financial results in this MD&A, the Adjusted EBITDA from our 63.1% interest in the Atlas entity is included in Adjusted EBITDA.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions, except per share amounts and where noted)	2013	2013	2012	2013	2012
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,194	1,035	1,067	4,344	4,071
Sales volumes (thousands of tonnes):
Methanex-produced methanol (attributable to Methanex shareholders)	1,190	1,045	1,059	4,304	4,039
Purchased methanol	663	715	664	2,715	2,565
Commission sales	274	237	176	972	855

Total sales volumes [1]	2,127	1,997	1,899	7,991	7,459
Methanex average non-discounted posted price ($ per tonne) [2]	557	502	450	507	443
Average realized price ($ per tonne) [3]	493	438	389	441	382
Adjusted EBITDA (attributable to Methanex shareholders) [4]	245	184	119	736	429
Cash flows from operating activities	162	181	80	586	416
Adjusted net income (attributable to Methanex shareholders) [4]	167	117	61	471	180
Net income (loss) attributable to Methanex shareholders	128	87	(140)	329	(68)
Adjusted net income per common share (attributable to Methanex shareholders) [4]	1.72	1.22	0.64	4.88	1.90
Basic net income (loss) per common share (attributable to Methanex shareholders)	1.33	0.91	(1.49)	3.46	(0.73)
Diluted net income (loss) per common share (attributable to Methanex shareholders)	1.32	0.90	(1.49)	3.41	(0.73)
Common share information (millions of shares):
Weighted average number of common shares	96	95	94	95	94
Diluted weighted average number of common shares	97	97	94	96	94
Number of common shares outstanding, end of period	96	96	94	96	94

[1]	Methanex-produced methanol includes volumes produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.
[2]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
[3]	Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.
[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Annual	2013	2012	Q4 2013	Q3 2013	Q4 2012
(thousands of tonnes)	Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	2,430	1,419	1,108	400	349	378
Atlas (Trinidad) (63.1% interest)	1,125	971	826	268	254	180
Titan (Trinidad)	875	651	786	173	128	189
Egypt (50% interest)[3]	630	623	557	159	168	129
Medicine Hat	560	476	481	86	130	132
Chile I and IV	1,800	204	313	108	6	59
Geismar 1 and 2 (Louisiana, USA) [4]	—	—	—	—	—	—

	7,420	4,344	4,071	1,194	1,035	1,067

[1]	The production capacity of our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies. Actual production for a facility in any given year may be higher or lower than annual production capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.
[2]	The annual production capacity of New Zealand represents the two Motunui facilities and the Waitara Valley facility (refer to New Zealand section below).
[3]	On December 9, 2013, we completed the sale of a 10% equity interest in the Egypt facility. Production figures prior to December 9, 2013 reflect a 60% interest.
[4]	We are relocating two idle Chile facilities to Geismar, Louisiana and are targeting to be producing methanol from Geismar 1 in late 2014 and Geismar 2 by early 2016.

New Zealand

Our New Zealand methanol facilities produced 400,000 tonnes of methanol in the fourth quarter of 2013 compared with 349,000 tonnes in the third quarter of 2013. We completed a major refurbishment at the Motunui 2 facility during the fourth quarter of 2013. With all three facilities now operating, we are able to produce at the New Zealand site’s full annual production capacity of up to 2.4 million tonnes, depending on natural gas composition.

Trinidad

In Trinidad, we own 100% of the Titan facility with an annual production capacity of 875,000 tonnes and have a 63.1% interest in the Atlas facility with an annual production capacity of 1,125,000 tonnes (63.1% interest). The Titan facility produced 173,000 tonnes in the fourth quarter of 2013 compared with 128,000 tonnes in the third quarter of 2013. The Titan facility underwent a planned turnaround in the third quarter of 2013 and returned to operation in early October. The Titan facility also experienced an unplanned outage during the fourth quarter which resulted in lost production of approximately 15,000 tonnes. The Atlas facility produced 268,000 tonnes in the fourth quarter of 2013 compared with 254,000 tonnes in the third quarter of 2013.

We continue to experience some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company of Trinidad and Tobago (NGC) and downstream demand from NGC’s customers, which becomes apparent when an upstream supplier has a technical issue or planned maintenance that reduces gas delivery. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience gas curtailments to the Trinidad site.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Egypt

On December 9, 2013, we completed the sale of a 10% equity interest in the Egypt methanol facility to Arab Petroleum Investments Corporation (APICORP) for $110 million. The production from this facility attributable to Methanex reflects a 50% interest after December 9, 2013.

On a 100% basis, the Egypt methanol facility produced 273,000 tonnes in the fourth quarter of 2013 (Methanex share of 159,000 tonnes) compared with 280,000 tonnes (Methanex share of 168,000 tonnes) in the third quarter of 2013. The Egypt facility experienced an unplanned outage during the fourth quarter of 2013 which resulted in lost production of approximately 35,000 tonnes (100% basis).

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012 which have resulted in production below full capacity. This situation may persist in the future and become more acute during the summer months when electricity demand is at its peak. Refer to page 25 of our 2012 Annual Report for further details.

Medicine Hat, Canada

During the fourth quarter of 2013, we produced 86,000 tonnes at our Medicine Hat facility compared with 130,000 tonnes during the third quarter of 2013. The Medicine Hat facility experienced an unplanned outage which resulted in lost production of approximately 50,000 tonnes during the fourth quarter of 2013. The facility restarted on January 10, 2014 and is currently operating.

Chile

After idling our Chile operations during the southern hemisphere winter as a result of insufficient natural gas feedstock, we restarted the Chile I facility in September 2013. During the fourth quarter of 2013, we produced 108,000 tonnes in Chile operating the facility at approximately 50% of production capacity, supported by natural gas supplies from both Chile and Argentina through a tolling arrangement.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.

Geismar, Louisiana

We continue to progress our two Geismar relocation projects and during the fourth quarter we reached an important milestone with all of the major equipment pieces for Geismar 1 now on site in Louisiana. We are targeting to be producing methanol from the 1.0 million tonne Geismar 1 facility in late 2014 and from the 1.0 million tonne Geismar 2 facility in early 2016. During the fourth quarter of 2013, we incurred $145 million of capital expenditures related to these projects, excluding capitalized interest.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

For the fourth quarter of 2013 we recorded Adjusted EBITDA of $245 million and Adjusted net income of $167 million ($1.72 per share on a diluted basis). This compares with Adjusted EBITDA of $184 million and Adjusted net income of $117 million ($1.22 per share on a diluted basis) for the third quarter of 2013. For the year ended December 31, 2013, we reported Adjusted EBITDA of $736 million and Adjusted net income of $471 million ($4.88 per share on a diluted basis) compared with Adjusted EBITDA of $429 million and Adjusted net income of $180 million ($1.90 per share on a diluted basis) for the year ended December 31, 2012.

For the fourth quarter of 2013, we reported net income attributable to Methanex shareholders of $128 million ($1.32 per share on a diluted basis) compared with net income attributable to Methanex shareholders for the third quarter of 2013 of $87 million ($0.90 income per share on a diluted basis).

On December 9, 2013, we completed the sale of a 10% equity interest in the Egypt methanol facility to APICORP for $110 million. The transaction decreases Methanex’s ownership interest to approximately 50% with Methanex retaining control. As we retain control of the entity, under IFRS accounting standards, this is considered a transaction between equity holders and the $62.9 million gain realized on the sale is recognized as an increase in shareholders’ equity.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas (63.1% interest) and Egypt (50% interest as of December 9, 2013) facilities and by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items which are considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions except number of shares and per share amounts)	2013	2013	2012	2013	2012
Net income (loss) attributable to Methanex shareholders	$128	$87	$(140)	$329	$(68)
Mark-to-market impact of share-based compensation, net of tax	34	30	8	101	14
Write-off of oil and gas rights, net of tax	5	—	—	19	—
Geismar project relocation expenses, net of tax	—	—	—	22	41
Asset impairment charge, net of tax	—	—	193	—	193

Adjusted net income [1]	$167	$117	$61	$471	$180

Diluted weighted average shares outstanding (millions)	97	97	94	96	94
Adjusted net income per common share [1]	$1.72	$1.22	$0.64	$4.88	$1.90

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, write-off of oil and gas rights, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2013	2013	2012	2013	2012
Consolidated statements of income:
Revenue	$881	$758	$668	$3,024	$2,543
Cost of sales and operating expenses, excluding mark-to-market impact of share-based compensation	(634)	(565)	(546)	(2,267)	(2,075)
Adjusted EBITDA of associate (Atlas) [1]	26	15	10	68	34

	273	208	132	825	502
Comprised of:
Adjusted EBITDA (attributable to Methanex shareholders) [2]	245	184	119	736	429
Attributable to non-controlling interests	28	24	13	89	73

	273	208	132	825	502
Mark-to-market impact of share-based compensation	(37)	(33)	(8)	(110)	(16)
Depreciation and amortization	(35)	(29)	(35)	(123)	(149)
Write-off of oil and gas rights	(8)	—	—	(25)	—
Geismar project relocation expenses and charges	—	—	—	(34)	(65)
Asset impairment charge	—	—	(297)	—	(297)
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	(9)	(9)	(10)	(38)	(34)
Finance costs	(13)	(14)	(13)	(57)	(61)
Finance income and other expenses	2	2	3	5	1
Income tax expense	(29)	(24)	93	(66)	85

Net income (loss)	$144	$101	$(135)	$377	$(34)

Net income (loss) attributable to Methanex shareholders	$128	$87	$(140)	$329	$(68)

[1]	Earnings of associate has been divided into an amount included in Adjusted EBITDA and an amount excluded from Adjusted EBITDA. The amount excluded from Adjusted EBITDA represents depreciation and amortization, finance costs, finance income and other expenses and income tax expense relating to earnings of associate.
[2]	This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

Adjusted EBITDA (Attributable to Methanex Shareholders)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 17.

The changes in Adjusted EBITDA resulted from changes in the following:

	Q4 2013	Q4 2013	2013
	compared with	compared with	compared with
($ millions)	Q3 2013	Q4 2012	2012
Average realized price	$99	$188	$423
Sales volume	5	7	32
Total cash costs	(43)	(69)	(148)

Increase in Adjusted EBITDA	$61	$126	$307

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ per tonne)	2013	2013	2012	2013	2012
Methanex average non-discounted posted price	557	502	450	507	443
Methanex average realized price	493	438	389	441	382

Methanol market conditions remained healthy during the fourth quarter and pricing increased amidst industry supply constraints (refer to Supply/Demand Fundamentals section on page 11). Our average non-discounted posted price for the fourth quarter of 2013 was $557 per tonne compared with $502 per tonne for the third quarter of 2013 and $450 per tonne for the fourth quarter of 2012. Our average realized price for the fourth quarter of 2013 was $493 per tonne compared with $438 per tonne for the third quarter of 2013 and $389 per tonne for the fourth quarter of 2012. The change in average realized price for the fourth quarter of 2013 increased Adjusted EBITDA by $99 million compared with the third quarter of 2013 and increased Adjusted EBITDA by $188 million compared with the fourth quarter of 2012. Our average realized price for the year ended December 31, 2013 was $441 per tonne compared with $382 per tonne for the same period in 2012 and this increased Adjusted EBITDA by $423 million.

Sales volume

Methanol sales volumes excluding commission sales volumes were higher for all periods presented and this increased Adjusted EBITDA by the amounts noted in the table above.

Total cash costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	Q4 2013	Q4 2013	2013
	compared with	compared with	compared with
($ millions)	Q3 2013	Q4 2012	2012
Methanex-produced methanol costs	$(22)	$(23)	$(62)
Proportion of Methanex-produced methanol sales	13	5	(4)
Purchased methanol costs	(43)	(69)	(138)
Logistics costs	(3)	14	38
Other, net	12	4	18

	$(43)	$(69)	$(148)

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex-produced methanol costs

We purchase natural gas for the New Zealand, Trinidad, Egypt and Chile methanol facilities under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the fourth quarter of 2013 compared with the third quarter of 2013, Methanex-produced methanol costs were higher by $22 million primarily due to the impact of higher realized methanol prices on the variable portion of our natural gas costs and changes in the mix of production sold from inventory. For the fourth quarter and year ended December 31, 2013 compared with the same periods in 2012, Methanex-produced methanol costs were higher by $23 million and $62 million, respectively, primarily due to the impact of higher realized methanol prices on the variable portion of our natural gas costs and changes in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the fourth quarter of 2013 compared with the third quarter of 2013 and the fourth quarter of 2012, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $13 million and $5 million, respectively. Sales of Methanex-produced methanol increased in the fourth quarter of 2013 primarily as a result of higher production from New Zealand.

Purchased methanol costs

Changes in purchased methanol costs for all periods presented are primarily as a result of changes in methanol pricing.

Logistics costs

Logistics costs vary from period to period depending on the levels of production from each of our production facilities and the resulting impact on our supply chain. Over the past year, we have completed several initiatives that have reduced logistics costs and improved the efficiency of our supply chain. Logistics costs in the fourth quarter of 2013 were $14 million lower than the fourth quarter of 2012 and logistics costs for the twelve month period were $38 million lower than in the same period in 2012.

Other, net

We have commenced the process of building a manufacturing organization in Geismar, Louisiana. Under IFRS, costs incurred related to organizational build-up are not eligible for capitalization and are charged directly to earnings as incurred. During 2013, we incurred approximately $7 million of Geismar organizational build-up costs and the remaining organizational build-up costs are estimated to be approximately $25 million. The remaining change in other, net for the periods presented primarily relates to an insurance settlement recorded in the fourth quarter of 2013 and the impact of a restructuring of our Chile operations completed in 2012.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all the share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions except share price)	2013	2013	2012	2013	2012
Methanex Corporation share price [1]	$59.24	$51.27	$31.87	$59.24	$31.87
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	4	5	3	21	20
Mark-to-market impact due to change in share price	37	33	8	110	16

Total share-based compensation expense	$41	$38	$11	$131	$36

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

The Methanex Corporation share price increased from $51.27 per share at September 30, 2013 to $59.24 per share at December 31, 2013. As a result of the increase in the share price and the resulting impact on the fair value of the outstanding units, we recorded a $37 million mark-to-market expense on share-based compensation in the fourth quarter of 2013. For the year ended December 31, 2013, we recorded a $110 million mark-to-market share-based compensation expense as a result of the increase in the share price from $31.87 at December 31, 2012 to $59.24 at December 31, 2013.

Depreciation and Amortization

Depreciation and amortization was $35 million for the fourth quarter of 2013 compared with $29 million for the third quarter of 2013 and $35 million for the fourth quarter of 2012. Depreciation and amortization was higher in the fourth quarter of 2013 compared with the third quarter of 2013 primarily due to high sales volumes of Methanex-produced methanol. Depreciation and amortization for the year ended December 31, 2013 was $123 million compared with $149 million for the same period in 2012. Depreciation and amortization is lower for the year ended December 31, 2013 compared with the year ended December 31, 2012 primarily as a result of the lower carrying value of our Chile assets due to the asset impairment charge recorded in the fourth quarter of 2012.

Write-off of Oil and Gas Rights

Over the past few years, we have participated with international oil and gas companies in exploration activities in southern Chile. Based on the outlook for natural gas deliveries under certain of these arrangements, we have recorded a non-cash $8 million ($5 million after-tax) charge to earnings in the fourth quarter of 2013 to write off the carrying value of the assets. The only remaining oil and gas activity for the Company relates to a producing property, Dorado Riquelme, in southern Chile.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Costs

	Three Months Ended			Years Ended
($ millions)	Dec 31 2013	Sep 30 2013	Dec 31 2012	Dec 31 2013	Dec 31 2012
Finance costs before capitalized interest	$16	$16	$14	$65	$63
Less capitalized interest	(3)	(2)	(1)	(8)	(2)

Finance costs	$13	$14	$13	$57	$61

Finance costs before capitalized interest primarily relate to interest expense on the unsecured notes and limited recourse debt facilities. Capitalized interest relates to interest costs capitalized for the Geismar projects.

Finance Income and Other Expenses

	Three Months Ended			Years Ended
($ millions)	Dec 31 2013	Sep 30 2013	Dec 31 2012	Dec 31 2013	Dec 31 2012
Finance income and other expenses	$2	$2	$3	$5	$1

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

Income Taxes

A summary of our income taxes for the year ended December 31, 2013 compared with 2012 is as follows:

	Year Ended December 31, 2013		Year Ended December 31, 2012
($ millions, except where noted)	Net Income	Adjusted Net Income [1]	Net Income	Adjusted Net Income [1]
Amount before income tax	$443	$562	$(119)	$217
Income tax recovery (expense)	(66)	(91)	85	(37)

Amount after income tax	$377	$471	$(34)	$180

Effective tax rate	15%	16%	71%	17%

[1]	This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

For the year ended December 31, 2013, the effective tax rate was 15% compared with 71% for the year ended December 31, 2012. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational. The effective tax rate related to Adjusted net income was 16% for the year ended December 31, 2013 compared with 17% for the year ended December 31, 2012.

We earn the majority of our pre-tax earnings in Trinidad, Egypt, Chile, Canada and New Zealand. In Trinidad and Chile, the statutory tax rate is 35% and in Egypt, the statutory tax rate is 25%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes. The statutory rates in Canada and New Zealand are 25% and 28%, respectively. As of December 31, 2013, we have used substantially all previously unrecognized tax benefits in Canada and New Zealand and as a result the effective tax rates expected to be realized in these jurisdictions in the future will more closely reflect their statutory rates.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS

We estimate that methanol demand, excluding methanol demand from integrated methanol to olefins facilities, is currently approximately 57 million tonnes on an annualized basis.

The outlook for methanol demand growth continues to be strong. Traditional chemical derivatives consume about 60% of global methanol demand and growth is correlated to industrial production.

Energy-related applications consume the remaining 40% of global methanol demand, and the wide disparity between the price of crude oil and that of natural gas and coal has resulted in an increased use of methanol in energy-related applications, such as direct methanol blending into gasoline and DME and biodiesel production. Growth of direct methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by numerous provincial and national fuel-blending standards, such as M15 or M85 (15% methanol and 85% methanol, respectively).

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Jan 2014	Dec 2013	Nov 2013	Oct 2013
United States	632	632	599	549
Europe [2]	610	539	539	539
Asia Pacific	590	550	520	490

[1]	Discounts from our posted prices are offered to customers based on various factors.
[2]	€450 for Q1 2014 (Q4 2013 – €408) converted to United States dollars.

China is also leading the commercialization of methanol’s use as a feedstock to manufacture olefins. The use of methanol to produce olefins, at current energy prices, is proving to be cost competitive relative to the traditional production of olefins from naphtha. There are now three methanol-to-olefins (MTO) plants operating in China which are dependent on merchant methanol supply and which have the capacity to consume over 3 million tonnes of methanol annually. There are other MTO plants which are integrated and purchase methanol to supplement their production when required. We believe demand potential into energy-related applications and olefins production will continue to grow.

During the fourth quarter of 2013, demand remained healthy and prices increased amidst industry supply constraints. Our average non-discounted price in the fourth quarter was $557 per tonne compared with $502 per tonne in the third quarter. We recently announced rolls in our North American and Asia Pacific non-discounted prices for February at $632 per tonne and $590 per tonne, respectively.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. Over the next few years, there is a modest level of new capacity expected to come on-stream relative to demand growth expectations. A 0.8 million tonne plant in Channelview, Texas was recently restarted and a 0.7 million tonne plant in Azerbaijan is expected to start exporting methanol in 2014. We are relocating two idle Chile facilities to Geismar, Louisiana and are targeting to be producing methanol from the first 1.0 million tonne facility by late 2014 and the second 1.0 million tonne facility in early 2016. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the fourth quarter of 2013 decreased by $19 million to $162 million compared with $181 million for the third quarter of 2013 and increased by $82 million compared to $80 million for the fourth quarter of 2012. Cash flows from operating activities for the year ended December 31, 2013 increased by $170 million to $586 million compared with $416 million for the same period in 2012. The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q4 2013 compared with Q3 2013	Q4 2013 compared with Q4 2012	2013 compared with 2012
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$61	$126	$307
Exclude change in Adjusted EBITDA of associate (Atlas)	(11)	(16)	(34)
Cash flows attributable to non-controlling interests	4	15	16
Non-cash working capital	(51)	(29)	(79)
Income taxes paid	(3)	1	(15)
Share-based payments	(15)	(20)	(31)
Other	(4)	5	6

Increase in cash flows from operating activities	$(19)	$82	$170

During the fourth quarter of 2013, we paid a quarterly dividend of $0.20 per share, or $19 million.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and retain financial flexibility. Our cash generation is strong in the current methanol price environment and we recently completed the sale of a 10% equity interest in the Egypt methanol facility for $110 million. At December 31, 2013, our cash balance was $733 million, including $59 million related to the non-controlling interest in Egypt. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We have a strong balance sheet and an undrawn $400 million credit facility provided by highly rated financial institutions that expires in mid-2016.

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations is currently estimated to total approximately $70 million to the end of 2014. Capital expenditures during the fourth quarter, excluding the Geismar projects, were $72 million, primarily related to the major refurbishment of the Motunui 2 facility in New Zealand. We are relocating two methanol plants from our Chile site to Geismar, Louisiana. During the fourth quarter of 2013, capital expenditures related to the Geismar projects were $145 million, excluding capitalized interest. The remaining budgeted capital expenditures related to the Geismar projects are $635 million, excluding capitalized interest.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

SHORT-TERM OUTLOOK

Entering the first quarter, market conditions remain healthy and methanol prices are stable.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

For the three months ended December 31, 2013, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes depreciation and amortization, finance costs, finance income and other expenses, income tax expense, mark-to-market impact of share-based compensation, Geismar project relocation expenses and charges and write-off of oil and gas rights. Adjusted EBITDA includes an amount representing our 63.1% interest in the Atlas facility and our 50% interest in the methanol facility in Egypt.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2013	Sep 30 2013	Dec 31 2012	Dec 31 2013	Dec 31 2012
Net income (loss) attributable to Methanex shareholders	$128	$87	$(140)	$329	$(68)
Mark-to-market impact of share-based compensation	37	33	8	110	16
Depreciation and amortization	35	29	35	123	149
Write-off of oil and gas rights	8	—	—	25	—
Geismar project relocation expenses and charges	—	—	—	34	65
Asset impairment charges	—	—	297	—	297
Finance costs	13	14	13	57	61
Finance income and other expenses	(2)	(2)	(3)	(5)	(1)
Income tax expense (recovery)	29	24	(93)	66	(85)
Earnings of associate, excluding amount included in Adjusted EBITDA [1]	9	9	10	38	34
Non-controlling interests adjustment [1]	(12)	(10)	(8)	(41)	(39)

Adjusted EBITDA (attributable to Methanex shareholders)	$245	$184	$119	$736	$429

[1]	These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with the non-controlling interest in the methanol facility in Egypt and our 63.1% interest in the Atlas methanol facility.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational, including Geismar project relocation expenses and charges and write-off of oil and gas rights. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions except number of shares and per share amounts)	2013	2013	2012	2013	2012
Net income (loss) attributable to Methanex shareholders	$128	$87	$(140)	$329	$(68)
Mark-to-market impact of share-based compensation	37	33	8	110	16
Write-off of oil and gas rights	8	—	—	25	—
Geismar project relocation expenses and charges	—	—	—	34	65
Asset impairment charge	—	—	297	—	297
Income tax recovery related to above items	(6)	(3)	(104)	(27)	(130)

Adjusted net income	$167	$117	$61	$471	$180

Diluted weighted average shares outstanding (millions)	97	97	94	96	94
Adjusted net income per common share	$1.72	$1.22	$0.64	$4.88	$1.90

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ millions, except per share amounts)	2013	2013	2013	2013
Revenue	$881	$758	$733	$652
Adjusted EBITDA [1] [2]	245	184	157	149
Net income [1]	128	87	54	60
Adjusted net income [1] [2]	167	117	99	88
Basic net income per common share [1]	1.33	0.91	0.57	0.64
Diluted net income per common share [1]	1.32	0.90	0.56	0.63
Adjusted net income per share [1] [2]	1.72	1.22	1.02	0.92

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ millions, except per share amounts)	2012	2012	2012	2012
Revenue	$668	$608	$613	$654
Adjusted EBITDA [1] [2]	119	104	113	93
Net income (loss) [1]	(140)	(3)	52	22
Adjusted net income [1] [2]	61	36	44	39
Basic net income (loss) per common share [1]	(1.49)	(0.03)	0.56	0.24
Diluted net income (loss) per common share [1]	(1.49)	(0.03)	0.50	0.23
Adjusted net income per share [1] [2]	0.64	0.38	0.47	0.41

[1]	Attributable to Methanex Corporation shareholders.
[2]	These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2013 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Fourth Quarter 2013 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•	expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures, including, without limitation, those to support natural gas exploration and development for our plants,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,
•	ability to meet covenants or obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with upstream natural gas development and the finalization of certain land title registration and related mortgages that require action by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the planned relocation of idle Chile methanol plants to Geismar, Louisiana (“Geismar”),

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments,

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for, and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	the success of our natural gas exploration and development in Chile,
•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

•	receipt of remaining required permits in connection with our Geismar projects,

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights or rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar projects,
•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate,

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties, and

•	satisfaction of conditions precedent contained in the Geismar 1 natural gas supply agreement.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	the success of natural gas exploration and development activities in southern Chile,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	our ability to meet timeline and budget targets for our Geismar projects, including cost pressures arising from labour costs,
•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•	actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions,

•	satisfaction of conditions precedent contained in the Geismar 1 natural gas supply agreement, and

•	other risks described in our 2012 Management’s Discussion and Analysis and this Fourth Quarter 2013 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information—Supplemental Non-GAAP Measures section on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas.

On December 9, 2013, we completed the sale of a 10% equity interest in the Egypt methanol facility. At December 31, 2013, we own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interests in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amount associated with the other investors’ non-controlling interests.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31 2013	Dec 31 2012	Dec 31 2013	Dec 31 2012
		(As adjusted - note 13)		(As adjusted - note 13)
Revenue	$880,900	$667,407	$3,024,047	$2,542,664
Cost of sales and operating expenses	(671,460)	(555,430)	(2,378,204)	(2,090,969)
Depreciation and amortization	(35,594)	(34,636)	(123,335)	(149,411)
Write-off of oil and gas rights (note 4)	(7,939)	—	(24,798)	—
Geismar project relocation expenses and charges	—	—	(33,867)	(64,543)
Asset impairment charge	—	(296,976)	—	(296,976)

Operating income (loss)	165,907	(219,635)	463,843	(59,235)
Earnings (loss) of associate (note 6)	17,528	(1)	30,799	(214)
Finance costs (note 8)	(12,582)	(12,495)	(56,407)	(61,464)
Finance income and other expenses	1,776	2,962	4,446	1,068

Income (loss) before income taxes	172,629	(229,169)	442,681	(119,845)
Income tax recovery (expense):
Current	(43,812)	(8,489)	(83,618)	(29,770)
Deferred	15,086	102,682	17,937	115,040

	(28,726)	94,193	(65,681)	85,270

Net income (loss)	$143,903	$(134,976)	$377,000	$(34,575)

Attributable to:
Methanex Corporation shareholders	127,795	(139,853)	329,167	(68,105)
Non-controlling interests	16,108	4,877	47,833	33,530

	$143,903	$(134,976)	$377,000	$(34,575)

Income per share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$1.33	$(1.49)	$3.46	$(0.73)
Diluted net income (loss) per common share	$1.32	$(1.49)	$3.41	$(0.73)
Weighted average number of common shares outstanding (note 9)	95,890,700	94,092,591	95,259,066	93,755,509
Diluted weighted average number of common shares outstanding (note 9)	96,824,404	94,092,591	96,430,842	93,755,509

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 18
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2013	Dec 31 2012	Dec 31 2013	Dec 31 2012
Net income (loss)	$143,903	$(134,976)	$377,000	$(34,575)
Other comprehensive income, net of taxes:
Items that may be reclassified to income:
Change in fair value of forward exchange contracts	(1,348)	23	(57)	(320)
Change in fair value of interest rate swap contracts	(34)	(690)	(936)	(5,794)
Realized loss on interest rate swap contracts reclassified to finance costs	2,680	2,777	10,808	11,198
Actuarial gains (losses) on defined benefit pension plans	5,362	(1,135)	5,362	(1,135)

	6,660	975	15,177	3,949

Comprehensive income (loss)	$150,563	$(134,001)	$392,177	$(30,626)

Attributable to:
Methanex Corporation shareholders	133,579	(139,712)	340,577	(66,317)
Non-controlling interests	16,984	5,711	51,600	35,691

	$150,563	$(134,001)	$392,177	$(30,626)

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 19
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

AS AT	Dec 31 2013	Dec 31 2012
		(As adjusted - note 13)
ASSETS
Current assets:
Cash and cash equivalents	$732,736	$727,385
Trade and other receivables	534,130	417,156
Inventories (note 2)	313,809	256,340
Prepaid expenses	20,533	25,588

	1,601,208	1,426,469
Non-current assets:
Property, plant and equipment (note 3)	2,230,938	1,762,873
Investment in associate (note 6)	216,095	184,665
Other assets	65,253	68,554

	2,512,286	2,016,092

	$4,113,494	$3,442,561

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$618,181	$377,666
Current maturities on long-term debt (note 7)	41,504	38,290
Current maturities on other long-term liabilities	85,648	30,322

	745,333	446,278
Non-current liabilities:
Long-term debt (note 7)	1,126,802	1,156,081
Other long-term liabilities	188,520	200,212
Deferred income tax liabilities	147,506	162,253

	1,462,828	1,518,546
Equity:
Capital stock	531,573	481,779
Contributed surplus	4,994	15,481
Retained earnings	1,126,700	805,661
Accumulated other comprehensive loss	(5,544)	(13,045)

Shareholders’ equity	1,657,723	1,289,876
Non-controlling interests	247,610	187,861

Total equity	1,905,333	1,477,737

	$4,113,494	$3,442,561

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 20
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

	Number of				Accumulated Other		Non-
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’	Controlling	Total
	Shares	Stock	Surplus	Earnings	Loss	Equity	Interests	Equity
Balance, December 31, 2011	93,247,755	455,434	22,281	942,978	(15,968)	1,404,725	197,238	1,601,963
Net income (loss)	—	—	—	(68,105)	—	(68,105)	33,530	(34,575)
Other comprehensive income (loss)	—	—	—	(1,135)	2,923	1,788	2,161	3,949
Compensation expense recorded for stock options	—	—	726	—	—	726	—	726
Issue of shares on exercise of stock options	1,062,215	18,819	—	—	—	18,819	—	18,819
Reclassification of grant date fair value on exercise of stock options	—	7,526	(7,526)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(68,077)	—	(68,077)	—	(68,077)
Distributions to non-controlling interests	—	—	—	—	—	—	(46,068)	(46,068)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, December 31, 2012	94,309,970	481,779	15,481	805,661	(13,045)	1,289,876	187,861	1,477,737
Net income	—	—	—	329,167	—	329,167	47,833	377,000
Other comprehensive income	—	—	—	5,362	6,048	11,410	3,767	15,177
Compensation expense recorded for stock options	—	—	722	—	—	722	—	722
Sale of interest in subsidiary	—	—	—	61,447	1,453	62,900	47,100	110,000
Issue of shares on exercise of stock options	1,790,999	38,585	—	—	—	38,585	—	38,585
Reclassification of grant date fair value on exercise of stock options	—	11,209	(11,209)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(74,937)	—	(74,937)	—	(74,937)
Distributions to non-controlling interests	—	—	—	—	—	—	(39,951)	(39,951)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, December 31, 2013	96,100,969	$531,573	$4,994	$1,126,700	$(5,544)	$1,657,723	$247,610	$1,905,333

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 21
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2013	2012	2013	2012
		(As adjusted - note 13)		(As adjusted - note 13)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$143,903	$(134,976)	$377,000	$(34,575)
Add (deduct) loss (earnings) of associate	(17,528)	1	(30,799)	214
Add (deduct) non-cash items:
Depreciation and amortization	35,594	34,636	123,335	149,411
Write-off of oil and gas rights	7,939	—	24,798	—
Geismar project relocation non-cash charges	—	—	—	25,688
Asset impairment charge	—	296,976	—	296,976
Income tax expense (recovery)	28,726	(94,193)	65,681	(85,270)
Share based compensation expense	40,844	11,027	130,873	35,907
Finance costs	12,582	12,495	56,407	61,464
Other	569	6,165	1,364	16,201
Income taxes paid	(15,246)	(13,815)	(42,739)	(28,254)
Other cash payments, including share-based compensation	(25,841)	(14,615)	(52,596)	(33,774)

Cash flows from operating activities before undernoted	211,542	103,701	653,324	403,988
Changes in non-cash working capital (note 11)	(49,786)	(23,394)	(67,527)	11,750

	161,756	80,307	585,797	415,738

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(19,205)	(17,428)	(74,937)	(68,077)
Interest paid, including interest rate swap settlements	(6,586)	(4,673)	(55,446)	(60,226)
Net proceeds on issue of long-term debt and limited recourse debt	—	343,796	10,000	590,344
Repayment of long-term debt and limited recourse debt	(912)	(613)	(39,491)	(236,061)
Cash distributions to non-controlling interests	(14,232)	(3,777)	(39,951)	(49,409)
Proceeds on issue of shares on exercise of stock options	9,885	5,552	38,585	18,819
Sale of interest in subsidiary	110,000	—	110,000	—
Other	(969)	(3,546)	(2,777)	(17,702)

	77,981	319,311	(54,017)	177,688

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(71,726)	(18,974)	(269,367)	(113,794)
Geismar plants under construction	(144,976)	(35,308)	(309,469)	(73,912)
Other assets	(4,659)	(15,218)	(15,608)	(22,853)
Changes in non-cash working capital related to investing activities (note 11)	28,122	11,928	68,015	3,073

	(193,239)	(57,572)	(526,429)	(207,486)

Increase in cash and cash equivalents	46,498	342,046	5,351	385,940
Cash and cash equivalents, beginning of period	686,238	385,339	727,385	341,445

Cash and cash equivalents, end of period	$732,736	$727,385	$732,736	$727,385

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 22
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest supplier of methanol to major international markets in Asia Pacific, North America, Europe and Latin America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in note 13 below. As described in note 13, the Company has adopted new International Financial Reporting Standards (IFRS) effective January 1, 2013 with retrospective application and as a result the comparative periods have been restated.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on January 29, 2014.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three months and year ended December 31, 2013 is $595 million (2012—$482 million) and $2,114 million (2012—$1,871 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Plants Under Construction	Oil & Gas Properties	Other	Total
Cost at December 31, 2013	$3,100,597	$393,044	$86,312	$82,556	$3,662,509
Accumulated depreciation at December 31, 2013	1,317,329	—	78,228	36,014	1,431,571

Net book value at December 31, 2013	$1,783,268	$393,044	$8,084	$46,542	$2,230,938

Cost at December 31, 2012	$2,866,013	$75,238	$80,368	$68,906	$3,090,525
Accumulated depreciation at December 31, 2012	1,225,202	—	74,151	28,299	1,327,652

Net book value at December 31, 2012	$1,640,811	$75,238	$6,217	$40,607	$1,762,873

The Company is relocating two idle Chile facilities to Geismar, Louisiana with Geismar 1 targeted to be producing methanol by late 2014 and Geismar 2 in early 2016. During the three months ended December 31, 2013, the Company incurred capital expenditures related to the Geismar projects of $145 million, excluding capitalized interest. The remaining budgeted capital expenditures for these projects are $635 million, excluding capitalized interest.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 23
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Write-off of oil and gas rights:

The Company has participated with international oil and gas companies in exploration activities in southern Chile. Based on the outlook for natural gas deliveries under certain of these arrangements, the Company recorded a non-cash $8 million ($5 million after-tax) charge to earnings in the fourth quarter of 2013 to write off the carrying value of the assets.

5.	Sale of interest in subsidiary:

In December 2013, the Company completed the sale of a 10% equity interest in Egyptian Methanex Methanol Company S.A.E. (EMethanex) for cash proceeds of $110 million. The sale reduces the Company’s interest in EMethanex to approximately 50% while retaining control of the entity. The sale has been accounted for as a transaction between equity holders as Methanex controls EMethanex before and after the transaction and the $62.9 million gain on sale has been reflected as an increase in shareholders’ equity.

6.	Investment in Atlas methanol facility:

a)	The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (Atlas). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. Effective January 1, 2013, the Company accounts for its interest in Atlas using the equity method (refer to note 13). Summarized financial information of Atlas (100% basis) is as follows:

Summarized Financial Information as at	Dec 31 2013	Dec 31 2012
Cash and cash equivalents	$20,776	$28,883
Other current assets	161,765	104,933
Non-current assets	378,890	407,362
Current liabilities	(47,359)	(65,005)
Long-term debt, including current maturities	(56,752)	(80,594)
Other long-term liabilities, including current maturities	(136,730)	(123,801)

Net assets at 100%	$320,590	$271,778

Net assets at 63.1%	$202,292	$171,492
Long-term receivable from Atlas	13,803	13,173

Investment in associate	$216,095	$184,665

	Three Months Ended		Years Ended
Summarized Financial Information	Dec 31 2013	Dec 31 2012	Dec 31 2013	Dec 31 2012
Revenue	$114,973	$47,657	$379,411	$247,434
Cost of sales and depreciation and amortization	(75,459)	(40,743)	(301,479)	(228,818)

Operating income	39,514	6,914	77,932	18,616
Finance costs, finance income and other expenses	(3,132)	(5,369)	(12,899)	(16,496)
Income tax expense	(8,604)	(1,546)	(16,223)	(2,459)

Net earnings (loss) at 100%	$27,778	$(1)	$48,810	$(339)

Earnings (loss) of associate at 63.1%	$17,528	$(1)	$30,799	$(214)

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 24
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

6.	Investment in Atlas methanol facility (continued):

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006 and 2007 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. Atlas has partial relief from corporation income tax until 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

7.	Long-term debt:

As at	Dec 31 2013	Dec 31 2012
Unsecured notes
$350 million at 3.25% due December 15, 2019	$344,530	$343,828
$250 million at 5.25% due March 1, 2022	246,650	246,326
$150 million at 6.00% due August 15, 2015	149,581	149,344

	740,761	739,498
Egypt limited recourse debt facilities	404,722	438,631
Other limited recourse debt facilities	22,823	16,242

Total long-term debt [1]	1,168,306	1,194,371
Less current maturities	(41,504)	(38,290)

	$1,126,802	$1,156,081

[1]	Long-term debt is presented net of deferred financing fees.

During the three months and year ended December 31, 2013, the Company made repayments on its other limited recourse debt facilities of $0.9 million and $3.6 million, respectively. The Company has also made repayments on its Egypt limited recourse debt facilities of $35.8 million and issued $10.0 million of other limited recourse debt during the year ended December 31, 2013.

At December 31, 2013, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

8.	Finance costs:

	Three Months Ended		Years Ended
	Dec 31 2013	Dec 31 2012	Dec 31 2013	Dec 31 2012
Finance costs	$15,908	$13,404	$64,742	$63,047
Less capitalized interest related to Geismar plants under construction	(3,326)	(909)	(8,335)	(1,583)

	$12,582	$12,495	$56,407	$61,464

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction is capitalized until the plant is substantially completed and ready for productive use.

The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 25
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (TSARs) were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2013	Dec 31 2012	Dec 31 2013	Dec 31 2012
Denominator for basic net income per common share	95,890,700	94,092,591	95,259,066	93,755,509
Effect of dilutive stock options	933,704	—	1,171,776	—

Denominator for diluted net income per common share	96,824,404	94,092,591	96,430,842	93,755,509

For the three months and year ended December 31, 2013 and 2012, basic and diluted net income (loss) per common share attributable to Methanex shareholders were as follows:

	Three Months Ended		Years Ended
	Dec 31 2013	Dec 31 2012	Dec 31 2013	Dec 31 2012
Basic net income (loss) per common share	$1.33	$(1.49)	$3.46	$(0.73)
Diluted net income (loss) per common share	$1.32	$(1.49)	$3.41	$(0.73)

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 26
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.	Share-based compensation:

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options:

(i)	Outstanding units:

Information regarding units outstanding at December 31, 2013 is as follows:

	SARs		TSARs
	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2012	897,525	$28.63	1,815,535	$28.45
Granted	360,900	38.24	544,200	38.24
Exercised	(122,658)	27.13	(271,100)	25.56
Cancelled	(5,500)	30.86	(4,900)	31.36

Outstanding at September 30, 2013	1,130,267	$31.85	2,083,735	$31.37

Exercised	(37,150)	26.99	(225,150)	27.62

Outstanding at December 31, 2013	1,093,117	$32.02	1,858,585	$31.83

	Stock Options
	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2012	2,982,947	$19.97
Granted	75,600	38.24
Exercised	(1,349,824)	21.13
Cancelled	(48,128)	16.13

Outstanding at September 30, 2013	1,660,595	$19.97

Exercised	(441,175)	22.23

Outstanding at December 31, 2013	1,219,420	$19.15

	Units Outstanding at December 31, 2013			Units Exercisable at December 31, 2013
	Weighted Average
	Remaining		Weighted
	Contractual Life	Number of Units	Average	Number of Units	Weighted Average
Range of Exercise Prices	(Years)	Outstanding	Exercise Price	Exercisable	Exercise Price
SARs:
$23.36 to 29.18	3.7	423,337	$26.93	333,359	$26.47
$31.73 to 38.24	5.7	669,780	35.24	86,820	31.73

	4.9	1,093,117	$32.02	420,179	$27.55

TSARs:
$23.36 to 29.18	3.7	702,395	$26.94	539,314	$26.39
$31.73 to 38.24	5.6	1,156,190	34.79	189,760	31.73

	4.9	1,858,585	$31.83	729,074	$27.78

Stock options:
$6.33 to 11.56	2.1	532,715	$6.41	532,715	$6.41
$23.92 to 38.24	2.4	686,705	29.03	534,055	27.46

	2.3	1,219,420	$19.15	1,066,770	$16.95

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 27
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.	Share-based compensation (continued):

a)	Share appreciation rights (SARs), tandem share appreciation rights (TSARs) and stock options (continued):

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2013 was $78.5 million compared with the recorded liability of $69.7 million. The difference between the fair value and the recorded liability of $8.8 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years. The weighted average fair value was estimated at December 31, 2013 using the Black-Scholes option pricing model.

For the three months and year ended December 31, 2013, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $24.5 million (2012 – expense of $3.6 million) and an expense of $70.7 million (2012 – expense of $10.8 million), respectively. This included an expense of $21.8 million (2012 – expense of $2.8 million) and an expense of $61.2 million (2012 – expense of $3.1 million) related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2013.

(iii)	Compensation expense related to stock options:

For the three months and year ended December 31, 2013, compensation expense related to stock options included in cost of sales and operating expenses was $0.1 million (2012 – $0.1 million) and $0.7 million (2012—$0.7 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2013 are as follows:

	Number of Deferred	Number of Restricted	Number of Performance
	Share Units	Share Units	Share Units
Outstanding at December 31, 2012	566,850	38,883	1,053,869
Granted	10,647	22,500	304,600
Granted in-lieu of dividends	6,934	817	12,536
Redeemed	(49,432)	—	(410,177)
Cancelled	—	—	(8,104)

Outstanding at September 30, 2013	534,999	62,200	952,724

Granted	362	—	—
Granted in-lieu of dividends	1,169	154	3,299
Redeemed	(189,716)	(18,223)	—
Cancelled	—	—	(9,577)

Outstanding at December 31, 2013	346,814	44,131	946,446

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2013 was $90.4 million compared with the recorded liability of $77.3 million. The difference between the fair value and the recorded liability of $13.1 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.

For the three months and year ended December 31, 2013, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $16.3 million (2012 – expense of $7.3 million) and an expense of $59.5 million (2012 – expense of $24.4 million), respectively. This included an expense of $15.3 million (2012 – expense of $5.2 million) and an expense of $49.2 million (2012 – expense of $12.4 million) related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2013.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 28
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

11.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months and year ended December 31, 2013 were as follows:

	Three Months Ended		Years Ended
	Dec 31 2013	Dec 31 2012	Dec 31 2013	Dec 31 2012
Decrease (increase) in non-cash working capital:
Trade and other receivables	$(62,799)	$(15,909)	$(116,974)	$(42,869)
Inventories	(59,289)	(27,324)	(57,469)	17,936
Prepaid expenses	9,190	(374)	5,055	(2,975)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	127,438	24,530	226,637	36,719

	14,540	(19,077)	57,249	8,811
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(36,204)	7,611	(56,761)	6,012

Changes in non-cash working capital having a cash effect	$(21,664)	$(11,466)	$488	$14,823

These changes relate to the following activities:
Operating	$(49,786)	$(23,394)	$(67,527)	$11,750
Investing	28,122	11,928	68,015	3,073

Changes in non-cash working capital	$(21,664)	$(11,466)	$488	$14,823

12.	Financial instruments:

Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the Consolidated Statements of Financial Position at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the Consolidated Statements of Financial Position at fair value unless exempted. Changes in fair value of held-for-trading derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The euro hedges, Egypt interest rate swaps, and New Zealand dollar hedges designated as cash flow hedges are measured at fair value based on industry-accepted valuation models and inputs obtained from active markets.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. These interest rate swaps had an outstanding notional amount of $315 million as at December 31, 2013. The notional amount decreases over the expected repayment period. At December 31, 2013, these interest rate swap contracts had a negative fair value of $19.8 million (December 31, 2012 - $32.7 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity.

The Company also designates as cash flow hedges forward exchange contracts to sell euro and buy New Zealand dollar at a fixed USD exchange rate. At December 31, 2013, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of €106.2 million and buy a notional amount of NZD $7.1 million in exchange for US dollars. The euro contracts had a negative fair value of $0.6 million recorded in current liabilities and the New Zealand dollar contracts had a positive fair value of $0.2 million recorded in other assets. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	December 31, 2013
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,183,534	$1,205,740

There is no publicly traded market for the limited recourse debt facilities, the fair value of which is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes was calculated by reference to a limited number of small transactions in December 2013. The fair value of the Company’s unsecured notes will fluctuate until maturity.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 29
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

13.	Adoption of New Accounting Standards:

a)	Effective January 1, 2013, the Company has adopted the following new IASB accounting standards related to consolidation and joint arrangements: IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; and IFRS 12, Disclosure of Interests in Other Entities.

As a result of the adoption of these new standards, the Company’s 63.1% interest in the Atlas entity is accounted for using the equity method. The Company has restated its Consolidated Statement of Financial Position as at January 1, 2012 and December 31, 2012 and its Consolidated Statement of Income and Comprehensive Income for the three months and year ended December 31, 2012. Reconciliations of the restatements of the Consolidated Statement of Financial Position as at December 31, 2012 and Consolidated Statement of Income and Comprehensive Income for the three months and year ended December 31, 2012 are as follows:

Consolidated Statement of Financial Position

As at December 31, 2012

	As Previously Stated	Restatement of Atlas to Equity Method	As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$745,610	$(18,225)	$727,385
Trade and other receivables	429,203	(12,047)	417,156
Inventories	253,023	3,317	256,340
Prepaid expenses	28,314	(2,726)	25,588

	1,456,150	(29,681)	1,426,469
Non-current assets:
Property, plant and equipment	2,014,748	(251,875)	1,762,873
Investment in associate	—	184,665	184,665
Other assets	73,724	(5,170)	68,554

	2,088,472	(72,380)	2,016,092

	$3,544,622	$(102,061)	$3,442,561

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$353,744	$23,922	$377,666
Current maturities on long-term debt	53,334	(15,044)	38,290
Current maturities on other long-term liabilities	33,903	(3,581)	30,322

	440,981	5,297	446,278
Non-current liabilities:
Long-term debt	1,191,891	(35,810)	1,156,081
Other long-term liabilities	242,435	(42,223)	200,212
Deferred income tax liabilities	191,578	(29,325)	162,253

	1,625,904	(107,358)	1,518,546
Equity:
Capital stock	481,779	—	481,779
Contributed surplus	15,481	—	15,481
Retained earnings	805,661	—	805,661
Accumulated other comprehensive loss	(13,045)	—	(13,045)

Shareholders’ equity	1,289,876	—	1,289,876
Non-controlling interests	187,861	—	187,861

Total equity	1,477,737	—	1,477,737

	$3,544,622	$(102,061)	$3,442,561

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 30
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

13.	Adoption of New Accounting Standards (continued):

Consolidated Statement of Income and Comprehensive Income

Three months ended December 31, 2012

		Restatement of
	As Previously	Atlas to Equity
	Stated	Method	As Adjusted
Revenue	$695,654	$(28,247)	$667,407
Cost of sales and operating expenses	(572,968)	17,538	(555,430)
Depreciation and amortization	(41,543)	6,907	(34,636)
Asset impairment charge	(296,976)	—	(296,976)

Operating loss	(215,833)	(3,802)	(219,635)
Loss of associate	—	(1)	(1)
Finance costs	(14,880)	2,385	(12,495)
Finance income and other expenses	2,521	441	2,962

Loss before income taxes	(228,192)	(977)	(229,169)
Income tax recovery (expense):
Current	(8,301)	(188)	(8,489)
Deferred	101,517	1,165	102,682

	93,216	977	94,193

Net loss	$(134,976)	$—	$(134,976)

Change in fair value of forward exchange contracts, net of tax	23	—	23
Change in fair value of interest rate swap contracts, net of tax	(690)	—	(690)
Realized loss on interest rate swap contracts reclassified to finance costs, net of tax	2,777	—	2,777
Actuarial losses on defined benefit pension plans, net of tax	(1,135)	$—	(1,135)

Comprehensive loss	$(134,001)	$—	$(134,001)

Attributable to:
Methanex Corporation shareholders	(139,712)	—	(139,712)
Non-controlling interests	5,711	—	5,711

	$(134,001)	$—	$(134,001)

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 31
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

13.	Adoption of New Accounting Standards (continued):

Consolidated Statement of Income and Comprehensive Income

Year ended December 31, 2012

	As Previously Stated	Restatement of Atlas to Equity Method	As Adjusted
Revenue	$2,672,954	$(130,290)	$2,542,664
Cost of sales and operating expenses	(2,187,288)	96,319	(2,090,969)
Depreciation and amortization	(171,635)	22,224	(149,411)
Geismar project relocation expenses and changes	(64,543)	—	(64,543)
Asset impairment charge	(296,976)	—	(296,976)

Operating loss	(47,488)	(11,747)	(59,235)
Loss of associate	—	(214)	(214)
Finance costs	(71,314)	9,850	(61,464)
Finance income and other expenses	509	559	1,068

Loss before income taxes	(118,293)	(1,552)	(119,845)
Income tax recovery (expense):
Current	(30,302)	532	(29,770)
Deferred	114,020	1,020	115,040

	83,718	1,552	85,270

Net loss	$(34,575)	$—	$(34,575)

Change in fair value of forward exchange contracts, net of tax	(320)	—	(320)
Change in fair value of interest rate swap contracts, net of tax	(5,794)	—	(5,794)
Realized loss on interest rate swap contracts reclassified to finance costs, net of tax	11,198	—	11,198
Actuarial losses on defined benefit pension plans, net of tax	(1,135)	$—	(1,135)

Comprehensive loss	$(30,626)	$—	$(30,626)

Attributable to:
Methanex Corporation shareholders	(66,317)	—	(66,317)
Non-controlling interests	35,691	—	35,691

	$(30,626)	$—	$(30,626)

b)	Effective January 1, 2013, the Company adopted IFRS 13, Fair Value Measurements. As a result of this new standard, incremental disclosures have been provided in note 12 to these condensed consolidated interim financial statements.

c)	Effective January 1, 2013, the Company adopted the revised IFRS 19, Employee Benefits. The adoption of this standard has not had a significant impact on the Company.

d)	Effective January 1, 2013, the Company adopted the revised IAS, Presentation of Financial Statements. The adoption of this standard has resulted in a change to the presentation of the Company’s Consolidated Statements of Comprehensive Income.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 32
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Quarterly History (unaudited)

	2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013	2012	Q4	Q3	Q2	Q1	2011	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)
Methanex-produced	4,304	1,190	1,045	1,039	1,030	4,039	1,059	1,053	1,001	926	3,853	1,052	983	970	848
Purchased methanol	2,715	663	715	749	588	2,565	664	641	569	691	2,815	644	672	664	835
Commission sales [1]	972	274	237	242	219	855	176	205	276	198	846	208	235	231	172

	7,991	2,127	1,997	2,030	1,837	7,459	1,899	1,899	1,846	1,815	7,514	1,904	1,890	1,865	1,855

METHANOL PRODUCTION
(thousands of tonnes)
New Zealand	1,419	400	349	361	309	1,108	378	346	210	174	830	211	209	207	203
Atlas, Trinidad (63.1%)	971	268	254	201	248	826	180	255	264	127	891	195	170	263	263
Titan, Trinidad	651	173	128	169	181	786	189	186	196	215	711	180	224	186	121
Egypt (60%)	623	159	168	163	133	557	129	62	164	202	532	132	191	178	31
Medicine Hat	476	86	130	129	131	481	132	117	118	114	329	130	125	74	—
Chile	204	108	6	29	61	313	59	59	82	113	554	113	116	142	183

	4,344	1,194	1,035	1,052	1,063	4,071	1,067	1,025	1,034	945	3,847	961	1,035	1,050	801

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	441	493	438	425	412	382	389	373	384	382	374	388	377	363	367
($/gallon)	1.33	1.48	1.32	1.28	1.24	1.15	1.17	1.12	1.15	1.15	1.12	1.17	1.13	1.09	1.10
PER SHARE INFORMATION ($ per share) [3]
Basic net income (loss)	3.46	1.33	0.91	0.57	0.64	(0.73)	(1.49)	(0.03)	0.56	0.24	2.16	0.69	0.67	0.44	0.37
Diluted net income (loss)	3.41	1.32	0.90	0.56	0.63	(0.73)	(1.49)	(0.03)	0.50	0.23	2.06	0.68	0.59	0.43	0.37
Adjusted net income [4]	4.88	1.72	1.22	1.02	0.92	1.90	0.64	0.38	0.47	0.41	1.93	0.69	0.43	0.41	0.39

[1]	Methanex-produced methanol includes volumes produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.
[2]	Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.
[3]	Per share information calculated using amounts attributable to Methanex shareholders.
[4]	This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2013 FOURTH QUARTER REPORT	PAGE 33
QUARTERLY HISTORY